Avant Building - Suite 900 | 200 Delaware Avenue | Buffalo, NY 14202-2107 | bsk.com

Michael C. Donlon

mdonlon@bsk.com

P: 716.416.7015

April 5, 2023

VIA EDGAR SUBMISSION

Mr. Michael Killoy

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Servotronics, Inc. Preliminary Proxy Statement on Schedule 14A Filed on March 24, 2023 File No. 001-07109

Dear Mr. Killoy:

On behalf of our client, Servotronics, Inc. (the “Company”), we are responding to the comments in respect of the Preliminary Proxy Statement on Schedule 14A filed by the Company on March 24, 2023 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2023 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the Commission via EDGAR Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).

The Company’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

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Preliminary Proxy Statement on Schedule 14A filed March 24, 2023

General

1.	Staff Comment: Please disclose the total amount estimated to be spent and total expenditures to date. See Item 4(b) of Schedule 14A.

Company Response: In response to the Staff’s comment, the Company has added the following under the heading “Who is paying for this proxy solicitation?” beginning on page 7 of Amendment No. 1:

Mr. Michael Killoy

April 5, 2023

“As a result of the actions by Star Equity, we estimate we may incur additional expense in excess of $__________ in furtherance of, and in connection with, the solicitation in excess of that normally spent for an annual meeting, including attorney fees, independent inspector of elections fees, proxy tabulator fees for the tabulations of votes submitted by participants in the Employee Stock Ownership Plan, printer costs incurred in connection with the preparation and filing of preliminary proxy materials with the SEC and the preparation of additional solicitation materials, and the fees of Georgeson LLC, of which we estimate that approximately $__________ of expense has been incurred to date. However, this estimate does not include the costs represented by salaries and wages of executive officer employees of the Company engaged in the solicitation process, costs we would normally incur in an uncontested director election, or any costs associated with any potential litigation that may arise in connection with the proxy solicitation. Furthermore, the actual amount of additional expense we may incur could be materially different from what we currently estimate, depending on possible actions that might be taken by Star Equity in connection with this proxy contest.”

2.	Staff Comment: Please provide the required Item 407(d)(3) of Regulation S-K. See Item 7(b) of Schedule 14A.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intentionally omitted the information required by Item 407(d)(3) of Regulation S-K as the Preliminary Proxy Statement preceded the Company’s Annual Report on Form 10-K. The Company has subsequently filed its Annual Report on Form 10-K and, in response to the Staff’s comment, the Company has added the “Audit Committee Report” on page 29 of Amendment No. 1.

3.	Staff Comment: Please provide the information required by Item 23 of Schedule 14A.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not intend to deliver a single annual report to security holders or proxy statement to multiple securityholders sharing the same address in accordance with Exchange Act Rule 14a-3(e)(1). Accordingly, the information required by Item 23 of Schedule 14A is not applicable.

Mr. Michael Killoy

April 5, 2023

How many shares must be present to hold the Annual Meeting?, page 5

4.	Staff Comment: We note the disclosure here and elsewhere that brokers will not have discretionary authority to vote on routine matters. It is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials from the dissident. Please clarify throughout the filing.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure in the Preliminary Proxy Statement was based on Company’s interpretation of NYSE Rule 452 and the related supplementary material, which provides in relevant part that “a member organization may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon . . . is the subject of a counter-solicitation.”

Upon further review of recent SEC filings in connection with contested elections, the Company has added the following on page 5 of Amendment No. 1. The Company has also made corresponding clarifying changes throughout Amendment No. 1.

“What is a “broker non-vote?”

A broker non-vote occurs when a Broker submits a proxy on behalf of a beneficial owner for the annual meeting but does not vote on a particular proposal because such Broker does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. Brokers have discretionary authority to vote on routine matters, such as the ratification of auditors, but do not have discretionary authority to vote on non-routine matters, such as the election of directors and the advisory approval of the compensation of our Named Executive Officers for 2022.

To the extent that Star Equity provides proxy materials to a Broker who holds shares for a beneficial owner, none of the matters to be voted on at the Annual Meeting will be considered a discretionary “routine” matter under the rules of the various regional and national exchanges of which Brokers are a member, which means that a Broker will not have authority to vote shares held in street name without instructions from the beneficial owner. However, if your Broker receives proxy materials only from the Company, your Broker is entitled to vote shares held for a beneficial holder on routine matters, such as the ratification of the appointment of Freed Maxick CPAs, P.C. as our independent registered public accounting firm, without instructions from the beneficial holder of those shares. On the other hand, your Broker is not entitled to vote shares held for a beneficial holder on non-routine items such as the election of directors and the advisory approval of the compensation of our Named Executive Officers for 2022. If you own your shares in street name, please instruct your bank, brokerage firm, trustee or other nominee how to vote your shares using the voting instruction form provided by your bank, brokerage firm, trustee or other nominee so that your vote can be counted.

Mr. Michael Killoy

April 5, 2023

Even if your Broker does not provide you with Star Equity’s proxy materials, such Broker has the discretion to vote your shares only on “routine” matters without your voting instructions, but not on non-routine matters such as Proposals 1 and 2. Routine matters include only Proposal 3 (Ratification of the appointment of Freed Maxick CPAs, P.C. as the Company’s independent auditors for the fiscal year ending December 31, 2023). All other proposals to be presented at the Annual Meeting are considered “non-routine” and therefore Brokers will not have discretionary authority to vote your shares with respect to the other proposals to be presented at the Annual Meeting. Therefore, it is important that you instruct your Broker how to vote your shares. We encourage you to instruct your Broker to vote your shares by following the instructions shown on the enclosed BLUE voting instruction form.”

How many votes are needed for approval of each proposal?, page 5

5.	Staff Comment: We note the disclosure here that a broker non-vote "will not affect" the outcome or election. However, in the preceding paragraph you state that you do not expect to have any broker-non votes at the Annual meeting. Please clarify.

Company Response: The Company acknowledges the Staff’s comment and believes the disclosure added in response to comment 4 above clarifies this issue with respect to broker non-votes, if any, at the annual meeting.

Proxy Card, page i

6.	Staff Comment: Please include the names of the Star Equity nominees on the proxy card. See Rule 14a-19(e)(1).

Company Response: The Company respectfully advises the Staff that on March 29, 2023 Star Equity withdrew its nomination of four of the six individuals originally nominated to the Board of Directors. In response to the Staff’s comment, the Company has filed an updated preliminary form of proxy with Amendment No. 1 to include the name of the two Star Equity nominees.

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On behalf of the Company, we hereby confirm the Company’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (716) 416-7015.

Mr. Michael Killoy

April 5, 2023

Very truly yours,

BOND, SCHOENECK & KING, PLLC

/s/ Michael C. Donlon

Michael C. Donlon

Member